PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

December 1, 2022

VIA EDGAR

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pineapple Financial Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on October 12, 2022
CIK No. 0001938109

Dear Ms. Block,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on October 26, 2022, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which was submitted to the Commission on October 12, 2022.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. A Registration Statement on Form S-1 (“Registration Statement”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Draft Registration Statement, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Prospectus Summary,

1.	We note your response to our prior comment 1 and reissue in part. Please revise the summary section to disclose your multiple class share structure (Common Shares, Class A Shares, Class B Shares, and Class C Shares).

Response: The Company acknowledges the Staff’s comment and has added additional disclosure in the Prospectus Summary under the heading “Equity Structure” regarding our multiple class share structure.

Risk Factors

We are dependent on the residential real estate market, page 8

2.	We note your risk factor disclosure here that your financial performance is closely connected to the strength of the residential real estate market, and then you list some business and macroeconomic conditions, such as economic slowdown and higher interest rates. Please revise your risk factor to clarify if any of those discussed potential macroeconomic conditions are currently adversely impacting the real estate market and your business, and to what extent, so that investors may assess the risk. Further, we note your disclosure regarding policies of the U.S. Federal Reserve Board. Please clarify how the U.S. federal monetary policy affects you and also discuss how Canadian monetary policies are affecting your business.

Response: The Company acknowledges the Staff’s comment and has revised such risk factor in the Registration Statement to address the Staff’s comment.

Increases in interest rates may have an adverse effect on our business, page 12

3.	We note your response to our prior comment 7 and reissue in part. Please revise your discussion in the risk factor to clarify where in the cycle interest rates are and how the rising interest rate environment is impacting your business.

Response: The Company acknowledges the Staff’s comment and has revised such risk factor in the Registration Statement to clarify where in the cycle the Company believes interest rates are and how the rising interest rate environment is impacting the Company’s business.

Use of Proceeds, page 22

4.	We note your response to our prior comment 10 and reissue in part. We note that approximately 20% of the use of proceeds may go to expansion, including acquisitions. Please identify the businesses or nature of business sought and the status of the negotiations. If you do not have any current acquisition plans, please clarify that.

Response: The Company acknowledges the Staff’s comment and has removed “including acquisitions” in the “Use of Proceeds” section.

Management’s Discussion and Analysis of Financial Condition, page 26

5.	We note your response to our prior comment 11 and reissue in part. Following the language you revised in response to our comment, please clarify what “[t]his” is referring to in the beginning of the sentence, “[t]his has been primarily due to organic growth,” found on page 27. We further note your revision here to include the different categories of “Users.” We note the term here appears to include consumers, whereas the same defined term in your summary on page 1 does not appear to include consumers. We further note that in the business section on page 33 the total amount of agents is 627 — the same number as the total number of Users found on page 27 — which seems to include agents and consumers. As such, please revise throughout to consistently define “Users.”

Response: The Company acknowledges the Staff’s comment and has clarified such disclosures in the Registration Statement to address the Staff’s comment.

Business

Insurance Products, page 35

6.	We note your responses to our prior comment 13 and that your insurance business is in the early stages of development and also your disclosure regarding the insurance services Pineapple Insurance provides. Please clarify if some of the insurance offered is offered through third parties. Discuss the material steps, costs anticipated, whether financing will be needed, and the timeline for growing Pineapple Insurance from its early stages of development. In addition, add appropriate risk factor disclosure and a section describing insurance regulation in Canada.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosures on page 38. In addition, the Company has added an additional risk factor disclosure on page 10 in the Registration Statement.

7.	We note your response to prior comment 14. Please also explain in the prospectus, as you have in your response, that as a regulatory requirement, all Canadian mortgage approvals being presented by the mortgage broker channel must include the option for a client to consider certain insurance options.

Response: The Company acknowledges the Staff’s comment and has included such explanation on page 36 in the Registration Statement.

Principal Shareholders, page 58

8.	We note your response to our prior comment 17 and reissue in part. Please update the principal shareholders table to provide ownership as of the most recent practicable date. In this regard, we note that the table is currently as of May 31, 2022. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the Principal Shareholder table to provide ownership as of the most recent practicable date.

Description of Securities

Warrants, page 61

9.	We note your response to our prior comment 20 and reissue in part. Please revise to explain how the exercise price is calculated by explaining what you mean by “based on 1.5 times the common share price issued.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 in the Registration Statement.

We look forward to working with you to have the Company approved for listing on the Nasdaq Stock Market. In connection there with, Shubha Dasgupta, the Company’s Chief Executive Officer, would like the opportunity to address any concerns that you may have with the Company’s application as soon as possible. Thank you very much for your cooperation.

If you need any additional information or have any follow up questions, please feel free to contact me.

Sincerely,

/s/ Shubha Dasgupta
Shubha Dasgupta